UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

(Amendment 1)
Under the Securities Exchange Act of 1934

  Boston Carriers, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Y0941T119
(CUSIP Number)

November 6, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[_]  Rule 13d-1(b)

	[x]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).



SCHEDULE 13G

CUSIP No.: Y0941T119

1: Names of Reporting Persons

	Gyan R Parida

2: Check the appropriate box if a member of a Group (see instructions)

	(a)  [ ]
	(b)  [ ]

3: Sec Use Only


4: Citizenship or Place of Organization

	California

Number of Shares Beneficially Owned by Each Reporting Person With:

5: Sole Voting Power

	384,470

6: Shared Voting Power

	Not applicable

7: Sole Dispositive Power

	384,470

8: Shared Dispositive Power

	Not applicable

9: Aggregate Amount Beneficially Owned by Each Reporting Person

	384,470

10: Check box if the aggregate amount in row (9) excludes certain shares

	[ ]

11: Percent of class represented by amount in row (9)

	12.56%

12: Type of Reporting Person (See Instructions)

	IN


Item 1.
(a) Name of Issuer:

	Boston Carriers, Inc.

(b) Address of Issuer?s Principal Executive Offices:

	29 Karneadou Str., Athens 10675, Greece

Item 2.

(a) Name of Person Filing:

	Gyan R Parida

(b) Address of Principal Business Office or, if None, Residence:

	16479 W Nickalus Dr., Los Angeles, CA, 91342

(c) Citizenship:

	California

(d) Title and Class of Securities:

	Common Stock

(e) CUSIP No.:

	Y0941T119

Item 3. If this statement is filed pursuant to ?? 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[_]	Broker or dealer registered under Section 15 of the Act;
	(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
	(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	[_]	Investment company registered under Section 8 of the Investment
			Company Act of 1940;
	(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[_]	An employee benefit plan or endowment fund in accordance with
			Rule 13d-1(b)(1)(ii)(F);
	(g)	[_]	A parent holding company or control person in accordance with
			Rule 13d-1(b)(1)(ii)(G);
	(h)	[_]	A savings associations as defined in Section 3(b) of the Federal
			Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[_]	A church plan that is excluded from the definition of an investment
			 company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as
			 a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J),
			 please specify the type of institution:

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
			384,470

 	(b)	Percent of Class:
			12.56%

 	(c)	Number of shares as to which such person has:

		(i) Sole power to vote or to direct the vote:
			384,470

		(ii) Shared power to vote or to direct the vote:
			Not Applicable

		(iii) Sole power to dispose or to direct the disposition of:
			384,470

		(iv) Shared power to dispose or to direct the disposition of:
			Not Applicable

Item 5.	Ownership of Five Percent or Less of a Class.

		Not Applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
 percent of the class of securities, check the following [    ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

		Not Applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

		Not Applicable

Item 8.	Identification and classification of members of the group.

		Not Applicable

Item 9.	Notice of Dissolution of Group.

		Not Applicable

Item 10. Certifications.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2017

       							By   	/s/ Gyan R Parida

								   GYAN R PARIDA
       								 Individual Investor